UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 6)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS BDT Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,253,576 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,253,576 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,253,576 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(1)
14	TYPE OF REPORTING PERSON* OO

*	See Instructions
(1)	The percentages reported in this Amendment No. 6 to Schedule 13D are based on the 101,903,479 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-Q for the period ended September 27, 2013 and the 12,173,291 shares of Common Stock into which the shares of Series A Perpetual Convertible Preferred Stock could be converted.

CUSIP No. 194014106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS BDTCP GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,253,576 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,253,576 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,253,576 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 194014106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS BDT CF Acquisition Vehicle, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,174,674 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,174,674 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,174,674 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 194014106	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Byron D. Trott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,421,202 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,421,202 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,421,202 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON* IN

*	See Instructions

CUSIP No. 194014106	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS BDTP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,421,202 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,421,202 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,421,202 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON* OO

*	See Instructions

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On February 12, 2014, BDT CF Acquisition Vehicle, LLC (the “Investor”) converted all of its 13,877,552 shares of Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) of Colfax Corporation (the “Company”) into 12,173,291 shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company in accordance with that certain Conversion Agreement, dated as of February 12, 2014, and the Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock filed by the Company with the State of Delaware on April 23, 2013. Accordingly, the Investor no longer owns any shares of the Company’s Preferred Stock.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of this Schedule 13D is hereby supplemented as follows:

     (a)-(b) (i) The Investor directly beneficially owns 12,174,674 shares of Common Stock. Certain investment funds (the “BDT Investment Funds”) controlled by BDTCP GP I, LLC (“BDTCP GP”) directly beneficially own, in the aggregate, 4,078,902 shares of Common Stock, and an employee investment vehicle (the “BDT Investment Vehicle”) controlled by BDTP GP, LLC (“BDTP”) directly beneficially owns 167,626 shares of Common Stock.

(ii) The number of shares of Common Stock directly beneficially owned by the Investor represents approximately 10.7% of the aggregate shares of Common Stock; the number of shares of Common Stock directly beneficially owned, in the aggregate, by the BDT Investment Funds represents approximately 3.6% of the aggregate shares of Common Stock; and the number of shares of Common Stock directly beneficially owned by the BDT Investment Vehicle represents approximately 0.1% of the aggregate shares of Common Stock.

(iii) The Investor, acting through its general partner, BDTCP GP, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. Each of the BDT Investment Funds has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. The BDT Investment Vehicle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

(iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the Investor and the BDT Investment Funds. Each of Byron D. Trott (“Mr. Trott”) and BDTP may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Vehicle.

(v) Each of BDT Capital Partners, LLC, BDTCP GP and the Investor affirms membership in a group with each other but disclaims membership in a group with BDTP or Mr. Trott. Each of BDTP and Mr. Trott disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of BDTP and Mr. Trott disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c) The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Conversion Agreement, dated as of February 12, 2014.

2.	Joint Filing Agreement, dated as of January 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDT CF ACQUISITION VEHICLE, LLC

By:	BDTCP GP I, LLC
Its:	Manager

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer